UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

K-TECH SOLUTIONS COMPANY LIMITED

Unit A, 7/F, Mai On Industrial Building

17-21 Kung Yip Street, Kwai Chung

New Territories, Hong Kong

Tel: + 852 2741 3165

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Master Strategic Product Development Agreement.

On February 26, 2026, K-Tech Solutions Company Limited (the “Company”) entered into a memorandum of understanding (the “Memorandum of Understanding”) attached as Exhibit 10.1 herein with Boardware Intelligence Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange Limited (stock code: 1204) (“Boardware”), to establish cooperation framework in the development of Boardware’s Brain Computing Interface projects, the Barco Ecosystem and Barco hardware wearables.

The Company has issued a press release to announce the Memorandum of Understanding,  which is included as Exhibit 10.2 herein.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Memorandum of Understanding
10.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K-TECH SOLUTIONS COMPANY LIMITED

Date: March 17, 2026	By:	/s/ Kwok Yiu Keung
	Name:	Kwok Yiu Keung
	Title:	Chief Executive Officer and Director

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